SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Voltari Corporation
(formerly Motricity, Inc.)
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

92870X309
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 18, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 620107102

1 NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
698,848

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
698,848

10 SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
698,848

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 620107102

1 NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
698,848

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
698,848

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
698,848

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 620107102

1 NAME OF REPORTING PERSON
Koala Holding LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
4,040,772

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
4,040,772

10 SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,040,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.9%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 620107102

1 NAME OF REPORTING PERSON
Koala Holding GP Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
4,040,772

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
4,040,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,040,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.9%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 620107102

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
4,739,620

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
4,739,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,739,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.7%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 620107102

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
4,739,620

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
4,739,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,739,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.7%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 19, 2012, as previously amended by Amendment No. 1 to Schedule 13D, filed with the SEC on March 30, 2015, and by Amendment No. 2 to Schedule 13D, filed with the SEC on August 7, 2015 (collectively, the "Schedule 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $0.001 (the "Common Stock") issued by Voltari Corporation (formerly Motricity, Inc.) (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

The aggregate purchase price of the Series J Preferred Stock purchased by the Reporting Persons was $34,730.91. The source of funding for the purchase of the Series J Preferred Stock was the general working capital of the respective purchasers.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

This Amendment No. 3 is being filed to, among other things, update the beneficial ownership information set forth in the Schedule 13D based on the total number of outstanding shares of Common Stock reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017 (the "Form 10-Q"). The percentage of shares of Common Stock beneficially owned by the Reporting Persons changed from 52.3% to 52.7% since the filing of Amendment No. 2 to the Schedule 13D on August 7, 2015, solely due to a decrease in the total amount of Common Stock outstanding. The number of aggregate shares of Common Stock beneficially owned by the Reporting Persons has not changed.

On March 29, 2017, Koala and the Issuer amended and restated the Note (the "Amended Note"). Pursuant to the Amended Note, Koala made available to the Company a revolving loan facility of up to $30 million in aggregate principal amount (the "Commitment"). The Company may, by written notice to Koala, request that the Commitment be increased (the "Increased Commitment"), provided that the aggregate amount of all borrowings, plus availability under the aggregate Increased Commitment, shall not exceed $80 million. Koala has no obligation to provide any Increased Commitment and may refuse to do so in its sole discretion. The foregoing description of the Amended Note is qualified in its entirety by reference to the Amended Note, a copy of which is included as Exhibit 1 hereto and is incorporated by reference herein.

On October 11, 2017, warrants held by the Reporting Persons to purchase an aggregate of 969,603 shares of Common Stock expired, pursuant to their terms, without being exercised.

On December 18, 2017, the Reporting Persons acquired, through private purchases with third parties, an aggregate of 1,257 shares of Series J Preferred Stock at a purchase price of $27.63 per share, for an aggregate purchase price of $34,730.91 (the "Stock Purchase").

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The Reporting Persons are deemed to beneficially own, in the aggregate, 4,739,620 shares of Common Stock, representing approximately 52.7% of the Issuer's outstanding Common Stock (based upon 8,994,814 shares of Common Stock stated to be outstanding as of November 6, 2017 by the Issuer in the Form 10-Q). Following the Stock Purchase, the Reporting Persons also hold 1,147,388 shares of Series J Preferred Stock, representing approximately 98.0% of the Issuer's outstanding Series J Preferred Stock (based upon 1,170,327 shares of Series J Preferred Stock stated to be outstanding as of September 30, 2017 by the Issuer in the Form 10-Q).

(b) High River has sole voting power and sole dispositive power with regard to 698,848 shares of Common Stock and 170,252 shares of Series J Preferred Stock. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such securities. Koala has sole voting power and sole dispositive power with regard to 4,040,772 shares of Common Stock and 977,136 shares of Series J Preferred Stock. Each of Koala GP, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such securities.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) the securities which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such securities for all other purposes. Each of Koala GP, Barberry and Mr. Icahn, by virtue of their relationships to Koala (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the securities which Koala directly beneficially owns. Each of Koala GP, Barberry and Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

(c) Except as set forth in item 4 above, the Reporting Person have not effected any transactions with respect to Shares during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

1.
Amended Note with Koala (as lender) dated March 29, 2017 (incorporated herein by reference to Exhibit 10.17 to Voltari Corporation's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2017).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2017

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By: /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC

By: /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

BARBERRY CORP.

By: /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING LP
By: Koala Holding GP Corp.

By: /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING GP CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN